Exhibit 99.12
CORGI INTERNATIONAL LIMITED
(FORMERLY KNOWN AS ZINDART LIMITED)

CORGI INTERNATIONAL LIMITED AND SUBSIDIARIES
Unaudited Condensed Consolidated Balance Sheets
September 30, 2006 and March 31, 2006
(US dollars in thousands)

	At September	At March 31,
	30, 2006	2006
ASSETS
Current assets:
Cash and cash equivalents	$517	$820
Trade accounts receivable, net	7,718	10,061
Inventories	5,833	10,272
Prepaid expenses and other current assets	4,671	4,540
Assets of discontinued operations	16,641	—

Total current assets	35,380	25,693
Property, plant, and equipment, net	6,732	16,457
Other long-term assets	—	935
Goodwill	16,944	16,944

Total assets	$59,056	$60,029

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term debt	$4,668	$10,777
Trade accounts payable	6,564	11,230
Accrued expenses	4,174	8,016
Other current liabilities	793	2,300
Liabilities of discontinued operations	18,301	—

Total current liabilities	34,500	32,323
Long-term liabilities
Long-term debt	2,446	—
Other long-term liabilities	—	219

Total liabilities	36,946	32,542
Stockholders’ equity:
Common stock	657	657
Additional paid-in capital	45,812	41,506
Accumulated deficit	(26,005)	(15,765)
Accumulated other comprehensive income	1,646	1,089

Total stockholders’ equity	22,110	27,487

Total liabilities and stockholders’ equity	$59,056	$60,029

See accompanying notes to unaudited condensed consolidated financial statements

CORGI INTERNATIONAL LIMITED AND SUBSIDIARIES
Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss
Six-month ended September 30, 2006 and 2005
(US dollars in thousands, except share data)

	Six months	Six months
	ended	ended
	September 30,	September 30,
	2006	2005
Net sales	$19,035	$20,652
Cost of goods sold	(8,140)	(12,924)

Gross profit	10,895	7,728
Selling, general, and administrative expenses	(10,331)	(10,732)

Operating income (loss)	564	(3,004)
Other (expense) income:
Interest income	19	55
Interest expense	(1,124)	(347)
Other (loss) income	(343)	712

Loss from continuing operations before income taxes	(884)	(2,584)
Income tax benefit	—	407

Loss from continuing operations	(884)	(2,177)
(Loss) income from discontinued operations, net of tax	(9,356)	111

Net loss	$(10,240)	$(2,066)

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	557	(1,628)
Net unrealized gain on derivative instruments	—	11
Unrealized loss on available-for-sale investments	—	(19)

Comprehensive loss	$(9,683)	$(3,702)

Loss per common share:
Basic:
Loss from continuing operations	$(0.52)	$(1.35)
(Loss) income from discontinued operations	(5.52)	0.07

Net loss	$(6.04)	$(1.28)

Diluted:
Loss from continuing operations	$(0.52)	$(1.35)
(Loss) income from discontinued operations	(5.52)	0.07

Net loss	$(6.04)	$(1.28)

Weighted average number of common shares outstanding:
Basic	1,696,157	1,607,341

Diluted	1,696,157	1,607,341

See accompanying notes to unaudited condensed consolidated financial statements

CORGI INTERNATIONAL LIMITED AND SUBSIDIARIES
Unaudited Condensed Consolidated Statements of Stockholders’ Equity
Six-month ended September 30, 2006
(US dollars in thousands, except share data)

					Accumulated
	Common Stock				Other	Total
			Additional	Accumulated	Comprehensive	Stockholders'
	Number of Shares	Amount	Paid-In Capital	Deficit	Income	Equity
Balances at March 31, 2006	1,696,157	$657	$41,506	$(15,765)	$1,089	$27,487

Net loss	—	—	—	(10,240)	—	(10,240)
Stock-based employee compensation expense	—	—	450	—	—	450
Foreign currency translation adjustments	—	—	—	—	557	557
Warrants	—	—	1,165	—	—	1,165
Beneficial conversion option	—	—	2,691	—	—	2,691

Balances at September 30, 2006	1,696,157	$657	$45,812	$(26,005)	$1,646	$22,110

See accompanying notes to unaudited condensed consolidated financial statements

CORGI INTERNATIONAL LIMITED AND SUBSIDIARIES
Unaudited Condensed Consolidated Statements of Cash Flows
Six-month ended September 30, 2006 and 2005
(US dollars in thousands)

	Six months	Six months
	ended September	ended September
	30, 2006	30, 2005
Net cash provided by (used in) operating activities (note 5)	$1,120	$(575)

Cash flows from investing activities:
Purchases of property, plant and equipment	(1,842)	(1,575)

Net cash used in investing activities	(1,842)	(1,575)

Cash flows from financing activities:
Increase (decrease) in short-term debt	932	(792)
Proceeds from issuance of convertible notes and warrants	5,650	—

Net cash provided by (used in) financing activities	6,582	(792)

Effect of translation adjustments on cash and cash equivalents	108	(1,564)

Net increase (decrease) in cash and cash equivalents from continuing operations	5,968	(4,506)
Cash flows of discontinued operations
Operating cash flows	(4,079)	1,236
Investing cash flows	2	(37)
Financing cash flows	(2,050)	20

Net cash (used in) provided by discontinued operations	(6,127)	1,219

Total decrease in cash and cash equivalents	(159)	(3,287)

Cash and cash equivalents at beginning of period	820	7,012
Add cash and cash equivalents at beginning of period of discontinued operations	—	359
Less cash and cash equivalents at end of period of discontinued operations	(144)	(1,103)

Cash and cash equivalents at end of period	$517	$2,981

See accompanying notes to unaudited condensed consolidated financial statements

CORGI INTERNATIONAL LIMITED AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
Six-month ended September 30, 2006 and 2005
(in US dollars, unless otherwise stated)
     (1) Summary of Significant Accounting Policies and Practices
     (a) Description of Business
     On October 26, 2005, Corgi International Limited (“the Company”) announced that it had changed its corporate name from Zindart Limited to Corgi International Limited to reflect the Company’s focus on its franchise for die-cast collectible products and children’s toy lines. The Company was incorporated in Hong Kong as a limited company under the Hong Kong Companies Ordinance in July 1977. The Company’s American Depositary Shares have been listed on the Nasdaq National Market since February 1997.
     The Company and its subsidiaries (“the Group”) are principally engaged in the design, marketing and distribution of die-cast products under its proprietary brand names. As of September 30, 2006, the operations of Corgi Classics Holdings Limited and its subsidiaries (“Corgi”), whose operations are primarily in the United Kingdom (“U.K.”) and the United States (“U.S.”) substantially represent the Group’s continuing operations.
     (b) Basis of Presentation
     The unaudited condensed consolidated financial statements of the Group have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information and the rules and regulations of the Securities and Exchange Commission (the “SEC”). Certain information and footnote disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles in the United States have been condensed or omitted pursuant to such rules and regulations. The accompanying condensed consolidated financial statements have not been reviewed nor audited by an independent public accounting firm but contain all normal and recurring adjustments which, in the opinion of management, are necessary to present fairly the financial position of the Company as of September 30, 2006, and its results of operations and cash flows for the periods presented herein. The accompanying condensed consolidated financial statements should be read in conjunction with the Company’s Annual Report on Form 20-F for the year ended March 31, 2006.
     On December 20, 2006, the Company received shareholder approval for a share recapitalization. The recapitalization resulted in a 1 for 6 reverse stock split. All share and per share amounts for all periods presented have been retroactively adjusted to reflect this reverse stock split.
     The accompanying consolidated financial statements were prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Company’s ability to operate profitably, to generate cash flows from operations, and the Company’s ability to maintain credit facilities adequate to support its working capital requirements. As discussed below, the Company has continued to suffer recurring losses from operations and generate negative cash flows that raise substantial doubt regarding its ability to continue as a going concern. Management’s plans in regard to these matters are also described below. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
     The Company continues to face difficult market conditions, which have caused significant operating losses and placed considerable pressure on the Company’s liquidity. The Company has incurred operating losses from continuing operations and net losses in the six months periods ended September 30, 2006 and 2005. As of September 30, 2006, the Company had an accumulated deficit of $26,005,000. As of September 30, 2006, the Group had cash and cash equivalents totaling $517,000 for its continuing operations, and available credit facilities of $9,358,000 of which $4,668,000 was utilized as borrowings.
     In the event that market conditions and demand for the Company’s products continue to deteriorate and decline, causing operating losses and negative cash flows from operations to continue and, despite its best efforts, the Company is unable to secure additional financing sources from lenders and/or other parties to fund its operations and obligations, the Company will be required to dispose of business units or assets, perhaps at a significant discount to the fair value thereof, seek bankruptcy protection or commence liquidation or other administrative proceedings.
On October 4, 2006, the Company entered into a letter of intent to acquire the outstanding shares of Cards Inc. Limited and an agreement to merge with Master Replicas Inc. in a stock-for-stock merger transaction (the “Merger Transaction”). Cards Inc., headquartered in Watford, England, specializes in creating licensed collectibles, gifts and toys. Master Replicas Inc., with headquarters in Walnut Creek, California, develops and markets movie replicas and high-end pop culture collectibles. On December 20, 2006, the Company acquired all the outstanding shares of Cards Inc. in exchange for approximately 1.2 million of the Company’s share, of which 0.6 million of shares were held in escrow to cover certain representations and warranties made by the Cards Inc’s shareholders, and an earn out adjustment warranty relating to Cards Inc’s revenue and earnings for fiscal years 2008 and 2009. For the purpose of determining the measurement date to value the securities issued in both transactions, the date of the closing of the financing on December 20, 2006 was adopted as, pursuant to the terms of the merger agreements, that was the earliest date on which the number of shares and other considerations became fixed. Accordingly, for the purpose of determining the measurement date to value the securities issued, the approximate value of the shares issued (excluding the 0.6 million shares held in escrow) amounted to $3.5 million. On December 26, 2006, the Company acquired all the outstanding shares of Master Replicas Inc. in exchange for approximately 4 million of the Company’s share. For the purpose of determining the measurement date to value the securities issued, the approximate value of the shares issued as of the closing of the financing amounted to $22.8 million. From an accounting perspective, Master Replicas Inc. was deemed as the accounting acquirer Accordingly, the allocation of purchase price is to be based on the assets acquired and the liabilities assumed of the Company and Cards Inc. based on their estimated fair value at the date of acquisition. The Company expects the Merger Transaction would provide synergies and efficiencies in operations and enable the Company to capture additional market share as a result of the integration of the businesses. In connection with entering into the Merger Transaction, on September 7, 2006, the Company agreed to sell, liquidate or dispose Zindart Manufacturing prior to and as a condition of the closing of the merger. The Company then held discussions with factory manager of Zindart Manufacturing regarding a possible management buy out of the factory. A letter of intent to purchase Zindart Manufacturing was executed on October 4, 2006 and the final sale and purchase agreement was executed on November 3, 2006. On December 15, 2006, the Company completed the sale of Zindart Manufacturing. In addition, as a condition of the closing of the merger, the Company was required to raise at least 10 million in new financing. In December 2006, the Company issued additional notes and warrants in private placement for aggregate proceeds of $17,600,000. (Note 5)
     Should the Company be unable to continue as a going concern, adjustments would have to be made to reduce the value of assets to their liquidation amounts, which may be lower than the assets’ carrying amount, and to provide for liabilities which might arise in connection with the liquidation and to reclassify non-current assets and liabilities as current assets and liabilities, respectively. The effects of these adjustments have not been reflected in the financial statements.
     (c) Estimates and Assumptions
     The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect reported amounts of certain assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities as of and during the reporting periods. Significant items subject to such estimates and assumptions include the carrying amounts of property, plant and equipment and goodwill, valuation allowances for receivables and deferred income tax assets, as well as in estimates used in accounting for legal contingencies. Actual results could differ from the estimated results. Changes from those estimates are recorded in the period they become known.
     (d) Seasonality
     Because the Company’s business is seasonal, revenues, expenses, assets and liabilities can vary during each quarter of the year. Accordingly, the operating results and trends in the accompanying condensed interim consolidated financial statements are not necessarily indicative of future results that may be expected for any other interim period or the full year.

     (2) Discontinued Operations
     In connection with entering into the merger transaction with Master Replicas Inc., on September 7, 2006, the Company agreed to sell, liquidate or dispose its ownership of Zindart Manufacturing prior to and as a condition of the closing of the merger. The Company then held discussions with factory manager of Zindart Manufacturing regarding a possible management buy out of the factory. A letter of intent to purchase Zindart Manufacturing was executed on October 4, 2006 and the final sale and purchase agreement was executed on November 3, 2006. On December 15, 2006, the Company completed the sale of Zindart Manufacturing.
     As of September 30, 2006, Zindart Manufacturing was available for immediate sale in its present condition subject only to the terms that are usual and customary for the sale. In addition, that Group considered the sale of Zindart Manufacturing to be probable, and believed that it was unlikely that significantly changes to the plan would made or that the plan would be withdrawn. Based on the facts as presented above, the planned disposition of Zindart Manufacturing was appropriately classified as assets for to be held for sales of September 30, 2006. Accordingly, Zindart Manufacturing was reported as a discontinued operation in accordance with SFAS No. 144 in the interim financial statements as of and for the six months period ended September 30, 2006 and 2005.
     In connection with the reclassification of Zindart Manufacturing as held for sale, the Company recorded an impairment charge of property, plant and equipment and land use rights of $3,192,000 and $308,000 respectively, to reflect the decrease in the fair value of Zindart Manufacturing . In December 2006, the Company completed the sale of Zindart Manufacturing.
     The operating results of the Zindart Manufacturing were as follows (in thousands):

	Six months ended	Six months ended
	September 30, 2006	September 30, 2005
Net sales	$13,681	$25,430

(Loss) income before income taxes and minority interests	$(9,344)	$108
Income tax expense	(12)	(33)
Minority interests	—	36

(Loss) income from discontinued operations	$(9,356)	$111

     In connection with the reclassification of Zindart Manufacturing as held and used, the Group recorded an impairment charge of $3,500,000 with respect to the property, plant and equipment and land use rights associated with Zindart Manufacturing since the estimated fair values of the assets were lower than the assets’ carrying amounts before the disposal group was classified as held for sale, adjusted for any depreciation and amortization expense that would have been recognized had the disposal group been continuously classified as held and used.
     At September 30, 2006, the major classes of assets and liabilities associated with Zindart Manufacturing were as follows (in thousands):

At September 30, 2006
Cash and cash equivalents	$144
Trade accounts receivable, net	3,592
Inventories	5,641
Property, plant, and equipment, net	6,388
Land use rights, net	616
Other assets	260

Total assets	16,641

Short-term debt	(5,389)
Trade accounts payable	(6,535)
Obligations under capital leases	(456)
Accrued expenses	(4,852)
Other liabilities	(1,069)

Total liabilities	(18,301)

Net liabilities of discontinued operations	$(1,660)

     In connection with the reclassification of Zindart Manufacturing as held and used, the Group recorded an impairment charge of $3,500,000 with respect to the property, plant and equipment and land use rights associated with Zindart Manufacturing since the estimated fair values of the assets were lower than the assets’ carrying amounts before the disposal group was classified as held for sale, adjusted for any depreciation and amortization expense that would have been recognized had the disposal group been continuously classified as held and used.
     (3) Inventories
     Inventories consist of the following (in thousands):

	At September 30, 2006	At March 31, 2006
Raw materials	$—	$1,483
Work in process	—	1,348
Finished goods	5,833	7,441

	$5,833	$10,272

     As at September 30, 2006, inventories related to Zindart Manufacturing, which are not reflected in the table above, amount to $5,641,000 (note 2), and consist of $1,376,000 raw materials, $2,831,000 of work in process and $1,434,000 of finished goods.
     (4) Short-Term Debt
     At September 30, 2006, the short-term debt represents the utilization of the overdraft and working capital facilities granted by banks.
     At September 30, 2006, Corgi had discounting facility of $9,358,000. The amount outstanding under this facility as of September 30, 2006 was $4,668,000.
     At March 31, 2006, Corgi had revolving banking facilities of $4,348,000 that were collateralized by fixed and floating charges over substantially all of the assets of its wholly owned subsidiary, Corgi Classics Limited, including the assets of its subsidiaries, Corgi Classics Inc., Lledo Collectibles Limited and Icon Collectibles Limited, with an aggregate net book value of $35,171,000. The amount outstanding under these facilities as of March 31, 2006 was $3,736,000.
     At March 31, 2006, Zindart Manufacturing had banking facilities consisting of uncommitted credit facilities, receivables purchase and letters of credit arrangements with various banks that provided for borrowings of up to approximately $10,902,000. Substantially all of the short-term debt outstanding at March 31, 2006 represented borrowings made under these banking facilities. Portions of such facilities are secured by certain Zindart Manufacturing accounts receivable and the buildings owned by Zindart Manufacturing in the PRC. The amount outstanding under these facilities as of March 31, 2006 was $7,041,000.
     (5) Long-Term Debt
     On April 28, 2006, the Company issued convertible subordinated notes and warrants in a private placement, with gross proceeds to the Company of $5.65 million, with certain institutional and individual accredited investors. The CEO of the Company and a director of the board of the Company purchased $100,000 and $50,000, respectively, of the notes. The notes, in original principal amount of $5.65 million, mature in October 2008 and will be exchangeable at the option of the holders into the Company’s American Depositary Shares (ADS) at a conversion price of $12.00 per share. The warrants are exercisable for 164,792 of the Company’s ADS for an exercise price of $0.42 per share if certain conditions are not met. The warrants may not be exercised and the notes may not be exchanged for ADS until the issuance of the ordinary shares underlying said ADS have been approved by the Company’s shareholders. The Company held an extraordinary general meeting of its shareholders for this purpose on June 26, 2006, where the issuance of the ordinary shares underlying said ADS was approved. The Company has agreed to register for resale the ADS issuable upon exchange of the notes and upon exercise of the warrants. The warrant agreement does not specify the consequences or penalty imposed against the Company in the event the Company is unable to register for the resale of the ADS upon exercise of the warrants.
     The Group has accounted for its convertible subordinated notes in accordance with EITF 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments, which requires the proceeds received from the financing transaction to be allocated to the convertible instruments and the detachable warrants on a relative fair value basis. The embedded beneficial conversion feature was measured by allocating a portion of the proceeds in relation to the convertible instruments, equivalent to the intrinsic value of the embedded conversion option, using an effective conversion price. The discount resulting from recording the beneficial conversion option of $2,691,000 and the fair value of the warrants of $1,165,000 is recognized as a reduction to the carrying amount of the convertible debt which is accreted from the date of issuance to the stated redemption date of the convertible instrument through a charge to earnings of $652,000 as interest expense.
     The interest rate of the convertible subordinated notes is at 11% per annum until and including the date on which the shareholder’s approval of the issuance of the ordinary shares underlying the Company’s ADS is obtained and at 7.5% per annum thereafter. Under EITF No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, if (a) a derivative contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement would be permitted or required and (b) the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net-cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). As a consequence of EITF No. 00-19, a derivative within the parameters must be classified as an asset or a liability because share settlement is not within the company’s control. Accordingly, the fair value of the warrants would be recorded as a liability with any changes in the fair value of the warrants at each reporting date being recorded through the Company’s statement of operations. The warrants will continue to be reported as a liability until such time as the warrants are exercised, expire, or the Company is otherwise able to revise the warrant agreement to specify (a) whether net-cash settlement would be permitted or required or (b) how the contract would be settled in the event that the Company is unable to deliver registered shares. In August 2006, the Company obtained a waiver from the warrant holders to waive any default or failure to comply with any obligation, and agreed to refrain from enforcement of any obligation the Company may otherwise have, should the Company be unable to register for the resale of the ADS upon exercise of the warrants. Accordingly, the warrants was reclassified as equity as the share settlement is now within the Company’s control. In addition, in accordance with the waiver, the conversion price will be adjusted as of the closing of the new financing to equal the financing per share issuance price if the price per share at which the Company’s ADSs are issued to the investors in the new financing is less than the conversion price in effect as of immediately prior to the closing of the new financing.
     In December 2006, the Company closed a private placement with gross proceeds of approximately $17.6 million for approximately 2.67 million of the Company ADS and warrants to purchase an additional 800,000 of the Company’s ADS. The warrants’ exercise price is $7.80 per share. Total proceeds to the Company were $17.6 million, which is to be used for the repayment of indebtedness and general corporate purposes. In connection with the closing of the financing, all outstanding principal and accrued interest under the Company’s $5.65 million convertible promissory notes were converted into 902,414 Company’s ADS at $6.60 per share and the noteholders received warrants to purchase approximately 271,000 of the Company’s ADS on the same terms as the investors in the new financing.
     (6) Reconciliation of Net Loss to Net Cash Provided by (Used in) Operating Activities
     The reconciliation of net loss to net cash provided by (used in) operating activities for the six-months ended September 30, 2006 and 2005 is as follows (in thousands):

	Six months	Six months
	ended September 30,	ended September 30,
	2006	2005
Net loss	$(10,240)	$(2,066)
Less (loss) income from discontinued operations	(9,356)	111

Loss from continuing operations	(884)	(2,177)

	Six months	Six months
	ended September 30,	ended September 30,
	2006	2005
Adjustments to reconcile income (loss) from continuing operations to net cash provided by (used in) operating activities:
Depreciation	1,705	1,810
Loss on disposal of property, plant and equipment	104	191
Loss on derivative instruments	—	11
Stock based employee compensation expenses	450	—
Interest expenses	864	—
Deferred taxes	—	2
(Increase) decrease in trade accounts receivable	(2,016)	100
(Increase) decrease in inventories	(657)	697
Increase in prepaid expenses and other current assets	(1,091)	(448)
Increase (decrease) in trade accounts payable	1,286	(351)
Increase in accrued expenses	671	50
Increase (decrease) in other current liabilities	688	(460)

Net cash provided by (used in) operating activities	$1,120	$(575)

     The Group paid $260,000 and $347,000 for interest for the six-months ended September 30, 2006 and 2005.
     (7) Segment Information
     Subsequent to the planned disposal of Zindart Manufacturing, the Group’s remaining operating segment is Corgi, which primarily consist of the design, marketing and distribution of die-cast products under its proprietary brand names. Management evaluates performance of the segment based on profit or loss from operations before income taxes but not including corporate general and administrative expenses, interest income, interest expense and other non-operating income (loss).
     The segment information relating to Corgi is as follows (in thousands):
     (a) Operating Income (Loss)

	Six months ended	Six months ended
	September 30, 2006	September 30, 2005
Design, marketing and distribution of die-cast products under proprietary brand names	$2,765	$(1,864)
Corporate general and administrative expenses	(2,201)	(1,140)
Interest income	19	55
Interest expense	(1,124)	(347)
Other (loss) income	(343)	712

Loss from continuing operations before income taxes	$(884)	$(2,584)

     (8) Loss per Share
     The following tables sets forth the computation of basic and diluted loss per common share for the six months ended September 30, 2006 and 2005:

	Six months ended	Six months ended
	September 30, 2006	September 30, 2005
Numerator for basic and diluted loss per common share:
Loss from continuing operations	$(884)	$(2,177)
(Loss) income from discontinued operations	(9,356)	111

Net loss	$(10,240)	$(2,066)

Denominator:
Basic weighted average number of common shares outstanding	1,696,157	1,607,341
Effect of dilutive options, convertible debt and warrants	—	—

Diluted weighted average number of common shares outstanding	1,696,157	1,607,341

Basic loss per common share:
Loss from continuing operations	$(0.52)	$(1.35)
(Loss) income from discontinued operations	(5.52)	0.07

Net loss	$(6.04)	$(1.28)

Diluted loss per common share:
Loss from continuing operations	$(0.52)	$(1.35)
(Loss) income from discontinued operations	(5.52)	0.07

Net loss	$(6.04)	$(1.28)

     Stock options for 4,525 and 51,091 shares of common stock for the six months ended September 30, 2006 and 2005, respectively, were not included in computing diluted loss per common share since their effects were anti-dilutive due to the net loss from continuing operations for the year. In addition, stock warrants for share of 271,000 common stock and debt convertible into 902,414 shares were also excluded.